SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              Schedule 13D**

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 5)*

                     Allied Waste Industries, Inc.
                             (Name of Issuer)

                     Common Stock, Par Value $.01 per Share
                      (Title of Class of Securities)

                                 019589100
                              (Cusip Number)

                             James J. O'Brien
                         2420 Texas Commerce Tower
                          Fort Worth, Texas 76102
                              (817) 871-4000
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                            September 17, 1996
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 11,776,765 shares, which constitutes approximately 20.1% of the total number of shares outstanding. All ownership percentages set forth herein are based on 58,466,227 shares outstanding, which is the number of shares reported on the Issuer's most recent 10- Q.

1.     Name of Reporting Person:

       TPG Partners, L.P.

2.     Check the Appropriate Box if a Member of a Group:
                                                          (a) /   /

                                                          (b) / X /

3.     SEC Use Only


4.     Source of Funds: 00 - Contributions from Partners

5.     Check box if Disclosure of Legal Proceedings is
       Required Pursuant to Items 2(d) or 2(e):
                                                              /   /


6.     Citizenship or Place of Organization: Delaware


                 7.   Sole Voting Power: 10,709,637
Number of
Shares
Beneficially     8.   Shared Voting Power: -0-
Owned By
Each
Reporting   9.   Sole Dispositive Power: 10,709,637
Person
With
                 10.  Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting
        Person:

        10,709,637

12. Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares:
                                                              /   /


13. Percent of Class Represented by Amount in Row (11): 18.3%


14. Type of Reporting Person: PN

1.     Name of Reporting Person:

       TPG Parallel I, L.P.

2.     Check the Appropriate Box if a Member of a Group:
                                                          (a) /   /

                                                          (b) / X /

3.     SEC Use Only


4.     Source of Funds: 00 - Contributions from Partners

5.     Check box if Disclosure of Legal Proceedings is
       Required Pursuant to Items 2(d) or 2(e):
                                                              /   /


6.     Citizenship or Place of Organization: Delaware


                 7.   Sole Voting Power: 1,067,128
Number of
Shares
Beneficially     8.   Shared Voting Power: -0-
Owned By
Each
Reporting   9.   Sole Dispositive Power: 1,067,128
Person
With
                 10.  Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting
        Person:

        1,067,128

12. Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares:
                                                              /   /


13. Percent of Class Represented by Amount in Row (11): 1.8%


14. Type of Reporting Person: PN

       Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated November 4, 1994, as amended by Amendment No. 1 dated December 6, 1994, Amendment No. 2 dated December 13, 1994, Amendment No. 3 dated December 16, 1994 and Amendment No. 4 dated February 1, 1995 ("Schedule 13D"), relating to the Common Stock, par value $0.01 per share, of Allied Waste Industries, Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings ascribed to them in the Schedule 13D. Pursuant to Item 101(a)(2)(ii) of Regulation S-T, this filing restates in its entirety the Reporting Persons' (as hereinafter defined) Schedule 13D with respect to Allied Waste Industries, Inc.

Item 1.     Security and Issuer.

       Item 1 is hereby restated in its entirety to read as follows:

       This statement relates to shares of Common Stock, par value $.01 per share (the "Stock"), of Allied Waste Industries, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 7201 East Camelback Road, Suite 375, Scottsdale, Arizona 85251.

Item 2.     Identity and Background.

       Item 2 is hereby restated in its entirety to read as follows:

       (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Act, this Schedule 13D Statement is hereby filed by TPG Partners, L.P., a Delaware limited partnership ("TPG"), and TPG Parallel I, L.P., a Delaware limited partnership ("Parallel"). TPG and Parallel are sometimes hereinafter collectively referred to as the "Reporting Persons". The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that a group exists.

       (b)-(c)

       TPG is a Delaware limited partnership, formed in 1993 to invest in securities of entities to be selected by its general partner. The principal business address of TPG, which also serves as its principal office, is 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to TPG GenPar, L.P. ("GenPar"), the sole general partner of TPG, is set forth below.

       Parallel is a Delaware limited partnership, formed in June of 1994 to invest along with TPG in securities of entities to be selected by its general partner. The principal business address of Parallel, which also serves as its principal office, is 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to GenPar, the sole general partner of Parallel, is set forth below.

       GenPar is a Delaware limited partnership, the principal business of which is serving as the sole general partner of each of TPG and Parallel. The principal business address of GenPar, which also serves as its principal office, is 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to TPG Advisors, Inc. ("Advisors"), the sole general partner of GenPar, is set forth below.

       Advisors is a Delaware corporation, the principal business of which is serving as the sole general partner of GenPar. The principal business address of Advisors, which also serves as its principal office, is 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Advisors are as follows:

                       RESIDENCE OR            PRINCIPAL OCCUPATION
       NAME           BUSINESS ADDRESS            OR EMPLOYMENT

David Bonderman       201 Main Street,         President and Director
                      Suite 2420                 of Advisors
                      Fort Worth, TX 76102

James G. Coulter      201 Main Street,         Vice President and
                      Suite 2420                 Director of Advisors
                      Fort Worth, TX 76102

William S. Price      201 Main Street,         Vice President and
                      Suite 2420                 Director of Advisors
                      Fort Worth, TX 76102

James J. O'Brien      201 Main Street,         Vice President,
                      Suite 2420                 Secretary and
                      Fort Worth, TX 76102       Treasurer of Advisors


       (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration.

       Item 3 is hereby restated in its entirety to read as follows:

       TPG expended $31,828,547.38 to acquire 7,438,959 shares of the Stock pursuant to the Purchase Agreement (as defined in Item 6 hereof). In addition, TPG expended $13,640,803.34 to acquire 2,728 shares of the Issuer's Series E Preferred Stock (the "Series E Preferred"), which, on January 30, 1995, were converted into an additional 3,209,601 shares of the Stock. TPG derived the funds to consummate such purchases from contributions from its partners. In addition, on January 31, 1995, TPG received 61,077 shares of the Stock as payment of dividends accrued on the Series E Preferred prior to their conversion into shares of the Stock.

       Parallel expended $3,171,452.62 to acquire 741,231 shares of the Stock pursuant to the Purchase Agreement. In addition, Parallel expended $1,359,196.66 to acquire 272 shares of the Series E Preferred, which, on January 30, 1995, were converted into an additional 319,811 shares of the Stock. Parallel derived the funds to consummate such purchases from contributions from its partners. In addition, on January 31, 1995, Parallel received 6,086 shares of the Stock as payment of dividends accrued on the Series E Preferred prior to their conversion into shares of the Stock.

Item 4.  Purpose of Transaction.

       Item 4 is hereby amended and restated in its entirety to read as follows:

       The Reporting Persons consummated the transactions described herein in order to acquire a significant equity interest in the Issuer and for general investment purposes.

       The Reporting Persons intend to review continuously their equity position in the Issuer. Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, each of the Reporting Persons may determine to increase or decrease its equity interest in the Issuer by acquiring additional shares of the Stock or Warrants (or other securities convertible or exercisable into shares of the Stock) or by disposing of all or a portion of its holdings, subject to any applicable legal and contractual restrictions on its ability to do so, including, without limitation, the restrictions contained in the Purchase Agreement described in Item 6 hereof.

       In addition, the matters set forth in Item 6 hereof hereby are incorporated in this Item 4 by reference as if fully set forth herein.

       Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of
Schedule 13D of the Act.

Item 5.  Interest in Securities of the Issuer.

       Item 5(a) is hereby restated in its entirety to read as follows:

       TPG

       The aggregate number of shares of the Stock that TPG owns beneficially, pursuant to Rule 13d-d(d)(1)(i) of the Act, is 10,709,637, which constitutes approximately 18.3% of the outstanding shares of the Stock.

       Parallel

       The aggregate number of shares of the Stock that Parallel owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 1,067,128, which constitutes approximately 1.8% of the outstanding shares of the Stock.

       To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

       Item 5(b) is hereby restated in its entirety to read as follows:

       (b)

       TPG

       Acting through its sole general partner, TPG GenPar, L.P., acting through its sole general partner, TPG Advisors, Inc., TPG has the sole power to vote or direct the vote and to dispose or to direct the disposition of 10,709,637 shares of the Stock.

       Parallel

       Acting through its sole general partner, TPG GenPar, L.P., acting through its sole general partner, TPG Advisors, Inc., Parallel has the sole power to vote or direct the vote and to dispose or to direct the disposition of 1,067,128 shares of the Stock.

       Item 5(c) is hereby restated in its entirety to read as follows:

       (c)

       The matters set forth in Item b hereof hereby are incorporated in this Item 5(c) by reference as if fully set forth herein.

       The Reporting Persons have not had any transactions in the Stock in the previous 60 days.

       Except as set forth herein, to the best of the knowledge of the Reporting Persons, none of the Reporting Persons has effected any transactions in shares of the Stock during the past 60 days.

       Item 5(d) is hereby restated in its entirety to read as follows:

       (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

       Item 5(e) is hereby restated in its entirety to read as follows:

       (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

       Item 6 is hereby amended and restated in its entirety to read as follows:

       On October 27, 1994, TPG and the Issuer entered into a
Securities Purchase Agreement, which was amended as of December 1, 1994, December 9, 1994, December 16, 1994, and December 30, 1994 (the "Purchase Agreement").

       The description of the Purchase Agreement that follows is not, and does not purport to be, complete and is qualified in its entirety by reference to the Purchase Agreement as amended, copies of which are attached hereto as Exhibits 99.2, 99.3, 99.5, 99.6 and 99.7. References in such description to TPG shall be deemed to include Parallel to the extent of the assignment by TPG to Parallel of its rights and obligations under the Purchase Agreement. The Purchase Agreement provides in pertinent part as follows:

       Pursuant to the Purchase Agreement, on January 30, 1995, the Issuer issued to TPG 7,438,959 shares of the Stock for consideration of $31,828,547.38. Additionally, pursuant to the Purchase Agreement and a separate Preferred Stock Purchase Agreement, a copy of which is attached hereto as Exhibit 99.3 (the "Preferred Agreement"), on December 9, 1994, TPG purchased 2,728 shares of the Series E Preferred for consideration of $13,640,803.34. On January 30, 1995, TPG converted such shares of Series E Preferred into 3,209,601 shares of the Stock. Additionally, pursuant to the Purchase Agreement, on January 30, 1995, Parallel purchased 741,231 shares of the Stock for consideration of $3,171,452.62. Further, pursuant to the Purchase Agreement and the Preferred Agreement, on December 9, 1994, Parallel purchased 272 shares of the Series E Preferred for consideration of $1,359,196.66. On January 30, 1995, Parallel converted such shares of Series E Preferred into 319,811 shares of the Stock. The proceeds realized by the Issuer pursuant to the Purchase Agreement were to be used by the Issuer for acquisitions and general corporate purposes.

       Effective as of the closing of the Purchase Agreement, the Issuer amended its Bylaws to expand its Board of Directors to 10 persons. TPG initially was entitled to designate four persons to serve on the Issuer's Board of Directors and the Issuer appointed the remaining six directors. The Purchase Agreement also provides that (i) TPG's designees will serve on various committees of the Board of Directors commensurate with the number of Board seats held by them;
(ii) the Issuer is obligated to use its best efforts to cause TPG's representatives to be elected to the Board; (iii) TPG has the right to fill any vacancy occurring in the Board due to one of its designees ceasing to serve on the Board for whatever reason and (iv) TPG is obligated to vote all voting securities of the Issuer held by it in favor of the election of the Company's six nominees to the Board and to cause all securities of the Issuer owned by it or its affiliates to be present at all stockholder meetings of the Issuer so that they may be counted for purposes of determining the presence of a quorum.

       Effective as of the closing, the Issuer's Bylaws were amended to add a provision requiring the affirmative vote of greater than 66.66% of the entire Board of Directors for the approval of certain corporate actions, including, without limitation, (i) certain acquisitions of assets or capital stock, (ii) certain sales of assets,
(iii) certain issuances by the Issuer of equity or debt securities,
(iv) the removal or termination of certain officers of the Issuer, and
(v) the approval of annual budgets.

       Pursuant to the Purchase Agreement, if at any time either (i) TPG and its affiliates own less than 15% of the Stock then outstanding, calculated on a fully-diluted basis, or (ii) the Issuer has EBITDA of $70.0 million or more for any twelve-month period (calculated as set forth in the Purchase Agreement), and the closing price of the Stock on the Nasdaq National Market System or principal exchange where the Stock is traded, or if not applicable the final bid price on the Nasdaq over-the-counter market, is $10.50 per share or greater for at least 20 trading days during any period of 30 consecutive trading days, TPG's right to designate any member of the Board of Directors shall terminate.

       The Purchase Agreement contains certain "standstill" provisions restricting the ability of TPG and its affiliates to take certain actions with respect to the Issuer or its securities without the prior written consent of a majority of the Issuer's Board of Directors (excluding TPG representatives), including, without limitation, (a) the direct or indirect acquisition, with certain limited exceptions, of any voting securities or rights to acquire any voting securities of the Issuer, (b) making or causing to be made any proposal for certain extraordinary transactions involving the Issuer, and (c) making or participating in any proxy solicitation with respect to the Issuer. Pursuant to the Purchase Agreement, such provisions will terminate upon
(i) the making of an offer or proposal by a person that would result in a Change in Control (as defined in the Purchase Agreement) of the Issuer, (ii) a breach by the Issuer of its covenant under the Purchase Agreement to file registration statements as set forth therein, or
(iii) the failure of any of TPG's designees to be elected to the Issuer's Board of Directors. Further, the Purchase Agreement provides that the standstill provisions shall expire on the earlier to occur of the fifth anniversary of the Closing Date (as defined in the Purchase Agreement) or the occurrence of any of the events set forth in the immediately preceding paragraph.

       The Purchase Agreement also grants certain registration rights to TPG with respect to the shares of the Stock acquired in connection with the Purchase Agreement. Under the Purchase Agreement, the Issuer is required, upon its receipt of a request from TPG at any time after the first anniversary of the closing date under the Purchase Agreement and in any event on or before the second anniversary of such closing date, to file a shelf registration statement with respect to such shares and to maintain its effectiveness for a period of three years. In addition, pursuant to the Purchase Agreement, TPG has the right to cause the Issuer to effect one demand registration of such shares at such time as the shelf registration statement is no longer required to be effective and for a period of two years thereafter, provided that TPG is not then eligible to sell its shares under Rule 144(k) under the Securities Act of 1933, as amended. TPG also has certain rights to "piggyback" on other registration statements relating to the Issuer's capital stock filed by the Issuer or another stockholder of the Issuer. In the event that the Issuer takes action that results in any other person having registration rights with respect to securities of the Issuer or its affiliates that are more favorable than the registration rights of TPG, then the Purchase Agreement provides that it shall be deemed to be amended to provide TPG with such more favorable terms as TPG elects to include therein.

       On September 17, 1996, the Issuer, TPG and Parallel entered into an agreement (the "Laidlaw Amendment") to further amend certain provisions of the Purchase Agreement, conditioned upon the closing (the "Laidlaw Closing") of the stock purchase agreement by and between the Issuer and Laidlaw, Inc., among others, dated September 17, 1996. The description of the Laidlaw Amendment that follows is not, and does not purport to be, complete, and is qualified in its entirety by reference to the Laidlaw Amendment, a copy of which is attached hereto as Exhibit 99.9.

       Pursuant to the Laidlaw Agreement, effective as of the Laidlaw Closing, the Issuer agreed to amend its Bylaws to expand its Board of Directors to 12 persons. TPG will be entitled to designate three persons (the "TPG Designees") to serve on the Issuer's Board of Directors, the Issuer will appoint four directors, Laidlaw, Inc. will nominate two directors, and three new outside directors will be selected by a newly-formed nominating committee of the Issuer's Board. The new outside directors must be acceptable to TPG, in its sole discretion. Subsequent nominees to the Issuer's board (other than the TPG Designees) shall not be subject to approval by TPG. The Laidlaw Amendment also provides that the TPG Designees will serve on various committees of the Board of Directors commensurate with the number of Board seats held by them, and one TPG Designee shall serve on the nominating committee of the Issuer's Board. Pursuant to the Laidlaw Agreement, TPG also has the right to fill any vacancy occurring in the Board due to one of its duly elected TPG Designees failing to complete his term. The Laidlaw Agreement deleted the requirement contained in the Purchase Agreement that TPG vote in favor of the slate of directors nominated by the Issuer's Board and the corresponding requirement that the Issuer use best efforts to cause the persons nominated by TPG to be elected to the Issuer's Board of Directors. The Laidlaw Agreement provides that TPG's right to designate the TPG Designees to serve on the Issuer's Board of Directors shall terminate if, at any time, TPG, Parallel, and their respective affiliates own less than either (i) 6.5% of the Stock (calculated on a fully diluted basis) or (ii) 5,888,637 shares of Stock.

       Further, pursuant to the Laidlaw Amendment, effective upon the Laidlaw Closing, the Issuer agreed to increase the number of demand registrations that TPG is entitled to elect from one to three. In addition, the standstill provisions of the Purchase Agreement were amended to provide that same shall terminate upon the earlier to occur of (x) the fifth anniversary of the closing date of the Purchase Agreement and (y) the time, if any, at which TPG, Parallel and their respective affiliates own less than either (i) 6.5% of the Stock (calculated on a fully diluted basis) or (ii) 5,888,637 shares of Stock. Further, the provision contained in the Purchase Agreement that renders the standstill provisions thereof null and void if any of TPG's designees failed to be elected to the Board of Directors of the Issuer was deleted and in its place was inserted a provision that the standstill would expire if the Company failed to nominate any TPG Designee to the Issuer's Board as required by the Laidlaw Agreement.

       Finally, the Laidlaw Agreement, effective on the Laidlaw
Closing, deletes the requirement contained in the Purchase Agreement that 66.66% of the Board of Directors of the Issuer approve certain corporate actions.

       Except as set forth herein or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships with respect to the shares of the Stock owned by the Reporting Persons.

Item 7.     Material to be Filed as Exhibits.

       Item 7 is hereby amended and restated in its entirety to read as follows:

       Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(f)(1)(iii).

       Exhibit 99.2 -- Securities Purchase Agreement by and among TPG Partners, L.P. and Allied Waste Industries, Inc. dated October 27, 1994. (Previously Filed)

       Exhibit 99.3 -- First Amendment dated as of December 1, 1994, to Securities Purchase Agreement dated October 27, 1994, by and among TPG Partners, L.P. and Allied Waste Industries, Inc. (Previously Filed)

       Exhibit 99.4 -- Preferred Stock Purchase Agreement dated as of December 9, 1994, by and among TPG Partners, L.P. and Allied Waste Industries, Inc. (Previously Filed)

       Exhibit 99.5 -- Second Amendment dated as of December 9, 1994, to Securities Purchase Agreement dated October 27, 1994, by and among TPG Partners, L.P. and Allied Waste Industries, Inc. (Previously Filed)

       Exhibit 99.6 -- Third Amendment dated as of December 16, 1994, to Securities Purchase Agreement dated October 27, 1994, by and among TPG Partners, L.P. and Allied Waste Industries, Inc. (Previously filed)

       Exhibit 99.7 -- Fourth Amendment dated as of December 27, 1994, to Securities Purchase Agreement dated October 27, 1994, by and among TPG Partners, L.P. and Allied Waste Industries, Inc. (Previously filed)

       Exhibit 99.8 -- Escrow Agreement dated as of December 30, 1994, by and among TPG Partners, L.P., Allied Waste Industries, Inc. and First Interstate Bank of Texas, N.A., as Escrow Agent (Previously filed)

       Exhibit 99.9 -- Agreement dated September 17, 1996, by and between Allied Waste Industries, Inc., TPG Partners, L.P., and TPG Parallel I, L.P.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       DATED: September 20, 1996



                                TPG PARTNERS, L.P.,
                                a Delaware limited partnership

                                  By:  TPG GenPar, L.P.,
                                       a Delaware limited partnership,
                                       General Partner

                                   By:  TPG Advisors, Inc.,
                                        a Delaware corporation,
                                       General Partner


                                            By:   /s/ James J. O'Brien
                                                 James J. O'Brien,
                                                 Vice President



                                TPG PARALLEL I, L.P.,
                                a Delaware limited partnership

                                  By:  TPG GenPar, L.P.,
                                       a Delaware limited partnership,
                                       General Partner

                                   By:  TPG Advisors, Inc.,
                                        a Delaware corporation,
                                       General Partner


                                            By:  /s/ James J. O'Brien
                                                 James J. O'Brien,
                                                 Vice President

                              EXHIBIT INDEX


       EXHIBIT                  DESCRIPTION

          99.1 Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.

          99.2   Securities Purchase Agreement by and among TPG
                 Partners, L.P. and Allied Waste Industries, Inc.
                 dated October 27, 1994, previously filed.

          99.3   First Amendment dated December 1, 1994, to
                 Securities Purchase Agreement by and among TPG
                 Partners, L.P. and Allied Waste Industries, Inc.
                 dated October 27, 1994, previously filed.

          99.4 Preferred Stock Purchase Agreement, dated December 9, 1994, by and among TPG Partners, L.P. and Allied Waste Industries, Inc., previously filed.

          99.5   Second Amendment dated December 9, 1994, to
                 Securities Purchase Agreement by and among TPG
                 Partners, L.P. and Allied Waste Industries, Inc.
                 dated October 27, 1994, previously filed.

          99.6   Third Amendment dated December 16, 1994, to
                 Securities Purchase Agreement by and among TPG
                 Partners, L.P. and Allied Waste Industries, Inc.
                 dated October 27, 1994, previously filed.

          99.7 Fourth Amendment dated as of December 27, 1994, to Securities Purchase Agreement dated October 27,
                 1994, by and among TPG Partners, L.P. and Allied
                 Waste Industries, Inc., previously filed.

          99.8 Escrow Agreement dated as of 15 December 30, 1994, by and among TPG Partners, L.P., Allied Waste
                 Industries, Inc. and First Interstate Bank of Texas, N.A., as Escrow Agent, previously filed.

          99.9 Agreement dated September 17, 1996, by and between Allied Waste Industries, Inc., TPG Partners, L.P., and TPG Parallel I, L.P., filed herewith.